                                STATE OF FLORIDA
                            DEPARTMENT OF INSURANCE

In re: Application for Approval of the Acquisition of a Controlling Interest (Form D14-918) filed by AMERICAN INTERNATIONAL GROUP, INC., a Delaware corporation, and AIGF, INC., a Florida corporation, Relating to American Bankers Insurance Company of Florida,
American Bankers Life Assurance Company of Florida and
Voyager Service Warranties, Inc., Domestic Insurers

--------------------------------------------------- /

                REPLY MEMORANDUM IN FURTHER SUPPORT OF SEASON'S
             PETITIONS FOR HEARING AND TO INTERVENE AND CONSOLIDATE

                  Cendant Corporation and its wholly-owned subsidiary Season Acquisition Corp. (collectively, "Season") hereby submit this reply memorandum in further support of their applications (1) for a hearing on AIG's Form A application, (2) to intervene as a parties in any and all administrative proceedings instituted before the Department in connection with the proposed acquisition by AIG and AIGF of American Bankers and AIG's resulting acquisition of control of the Domes tic Insurers and (3) to consolidate the AIG proceedings with proceedings instituted by Season relating to the acquisition of control of the Domestic Insurers.

                             PRELIMINARY STATEMENT

                  The Department now faces for the first time competing -- and, we respectfully submit, mutually exclusive -- applications for approval to acquire a domestic insurer. Neither Season nor AIG should receive any advantage as a result



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of the timing of the Department's action. Florida law requires the Department to follow an even-handed and level process that will be fair to American Bankers' shareholders and policyholders, to the public, and to Season and AIG as well. This process will also allow the Department to give thorough consideration to the applications - free from concern that it will disadvantage the applicants or American Bankers' shareholders or policyholders.

                  Fortunately, there is clear Florida statutory, regulatory and case law authority to guide the Department and the interested parties through the approval proceedings. A review of this authority demonstrates that the Department should schedule a hearing on AIG's Form A application, and consolidate Season's own application with the AIG proceedings, in order to allow all parties whose substantial interests will be affected by the Department's actions to participate in and aid this consideration. Neither side should be permitted to manipulate the Department's review process for advantage. Season does not seek to do so and AIG's effort to do so - in order to overcome the substantially inferior economics of its proposal should be rejected.

                  A lawsuit filed by Season currently pending in federal district court in Florida alleges, among other things, that the AIG/American Bankers merger agreement is violative of Florida law because in pursuing the merger with AIG American Bankers' directors, aided and abetted by AIG, abandoned their duties to American


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Bankers' shareholders by accepting AIG's inadequate offer while at the same time agreeing to a number of provisions designed to frustrate the attempt of any competing bidder to acquire American Bankers at a higher price. Moreover, AIG's Form A application raises a number of serious issues that will require close scrutiny by the Department before it acts on AIG's application. For example:
                  AIG has not been forthright by failing to disclose that it is controlled by its chairman, Maurice Greenberg, through a number of off-shore companies;

                  AIG has maintained a close association with several former senior officials of the bankrupt Drexel Burnham Lambert to speculate in high risk junk bonds and other exotic financial products;

                  Greenberg has caused AIG to engage in highly unusual and unseemly transactions to benefit one of his rela-tives; and

                  AIG has frequently come under fire for its business practices, which have been described by one regulator as "repulsive."

These issues, which are more fully described in Season's opening brief in support of its motion to dismiss a lawsuit brought by AIG, will be aired before the federal district court in Florida at a hearing on that motion. (A copy of Season's opening brief is attached hereto as Exhibit A). The illegality of the merger agreement and the issues raised by AIG's Form A application warrant a hearing by the Department on AIG's Form A.


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                              SUMMARY OF ARGUMENT

                  AIG's efforts to preclude both intervention and consolidation are part of a desperate campaign to prevent the Department from evaluating the true facts surrounding AIG's attempted acquisition, to manipulate the regulatory review process to further AIG's efforts to obtain American Bankers on the cheap and to thwart Season's superior competing offer. The public interest plainly warrants a level regulatory playing field in which neither side is able to extract any advantage based simply on the procedures used by the Department. AIG is unable to demonstrate any prejudice if Season intervenes or if the proceedings are consolidated. Moreover, it cannot minimize the obvious benefits to the public which will flow from Season's active participation.

                  Intervention is warranted because resolution of AIG's application before Season's will cause immediate irreparable injury to Season. AIG has intentionally hidden this immediate impact from the Department by failing to acknowledge that (1) it seeks approval to exercise its option to purchase 19.9% of American Bankers' outstanding common stock, (2) exercise of the option is subject to no condition other than regulatory approval and (3) the option is solely and specifically designed to injure Season and any other competing bidder for American Bankers. Further, approval of AIG's application to acquire American Bankers will advantage AIG in the marketplace, to Season's corresponding disadvantage. AIG asks the


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Department to ignore the plain meaning of the controlling intervention statutes, which grant Season standing to intervene both as a shareholder of and competing bidder for American Bankers. AIG's tactics must fail.

                  Also flawed is AIG's argument against consolidation, which, like intervention, is mandated by statute here. As part of its campaign to acquire American Bankers, AIG is seeking to manipulate the Department's procedures to delay approval of Season's Form A. Consolidation will eliminate this inequity and will thus result in equality in the marketplace and fairness to the public. This Department is now adjudicating a contested proceeding which demands its decisive response. AIG's contrived procedural arguments are insufficient to deny Season access to these proceedings on the basis of timeliness, particularly as Season has, in all respects, acted with alacrity and truthfulness before the Department.

                        SEASON HAS STANDING TO INTERVENE
                         IN THE AIG FORM A PROCEEDINGS

                  Because Season will suffer immediate injury if the AIG Form A is approved and because its interests are of the type and nature that Form A proceedings are designed to protect, Season has standing to intervene in AIG's Form A proceedings. See Agrico Chemical Co. v. Department of Environmental Regulation, 406 So.2d 478, 482 (Fla. 2d DCA 1981), rev. denied, Freeport Sulphur Co. v. Agrico Chemical Co., 415 So.2d 1359 (1982) and rev. denied, Sulfur Terminals Co. v. Agrico Chemical Co., 415 So.2d 1361 (1982).


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         A.       ACTION ON AIG'S APPLICATION WILL CAUSE IMMEDIATE INJURY TO
                  SEASON

                  In arguing that Season will not be injured by the Department's action on the AIG Form A, AIG claims that injury to Season may only result from American Bankers' shareholders' potential approval of the AIG/American Bankers merger, and not from any action by the Department. This argument fails for two reasons.

                  The first reason is born of AIG's own disingenuousness. AIG states that "[h]ere, the Department can take only one of two actions: approve or disapprove AIG's application." This is simply untrue. Nowhere to be found in AIG's argument on injury is even a single mention of a third possible Department action -- approval of AIG's exercise of its "lock up" option to purchase 19.9% of American Bankers' outstanding common stock at a substantial discount from the current market price. This omission is not, however, surprising. Exercise of the option is not subject to a vote of American Bankers' shareholders. The only barrier to AIG's acquisition of these shares is regulatory approval, which AIG seeks from the Department. AIG cannot in good faith argue to the Department that its action on AIG's request will not have direct consequences, but will instead be one small and insignificant step in a process ultimately to be decided in another forum at another time. Deprived of this argument, AIG purposely stands mute on the issue of the lock up option and attempts to direct the Department's attention elsewhere.


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                  AIG's request to exercise the lock up option is specifically designed to harm Season, and, if approved, would indeed immediately and directly do so. By AIG's own admission, the lock up option has no purpose other than to injure Season or any other party who seeks to disrupt AIG's sweetheart deal with American Bankers by making a competing bid. In a Form S-4 filed with the Securities and Exchange Commission, AIG has stated that its exercise of the lock up option "may delay or make more difficult an acquisition of American Bankers by a person other than AIG," "could have the effect of making an acquisition of American Bankers by a third party more costly" and "could also jeopardize the ability of a third party to acquire American Bankers in a transaction accounted for as a pooling of interests." Because it cannot now disclaim injury to Season in the face of its own explication of precisely how Season will be injured by exercise of the 19.9% option, AIG chooses to say nothing. A refusal to acknowledge the threat of immediate injury, however, does not remove the threat.

                  Second, the argument that the Department's action on the AIG Form A will not injure Season because only a shareholder vote can do so is equally flawed. AIG attempts to play both ends against the middle, asserting to the Department that its action on AIG's Form A proceeding will have no impact upon Season, let alone a


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harmful one, while at the same time seeking to convince American Bankers' share holders that regulatory approval is crucial to the success of any merger and that AIG is assured of receiving speedy approval while Season is unlikely to receive approval at all.

                  In AIG's view, the Department's action on the AIG Form A is entirely divorced from any shareholder vote on its proposed merger. In essence, AIG seeks to convince the Department that its decision on the AIG Form A is basically irrelevant to AIG's attempt to merge with American Bankers, and that the success of the proposed merger -- and the resulting injury to Season -- lies entirely within the control of American Bankers' shareholders. Under this theory, the Department is absolved of any responsibility for or authority over AIG's attempt to acquire American Bankers on the cheap through means that violate Florida law.

                  Apparently unable or unwilling to compete with Season's offer in terms of price, however, AIG has now adopted a strategy of seeking to convince American Bankers' shareholders to vote in favor of its far inferior offer by very publicly attempting to convey the impression that the Department's approval of its Form A is a virtual rubber stamp while Season faces supposedly insurmountable hurdles in its own attempt to gain regulatory approval. This strategy is designed to coerce shareholders to vote in favor of AIG's economically inferior offer by creating the perception that the Department will delay approval of Season's application so that


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the uncertainties will cause shareholders to forego Season's favorable transaction. For example, AIG has declared in a lawsuit filed in federal court in Florida that it "is much further along than [Season in] efforts to obtain [regulatory] approval," that it is "likely to secure prompt insurance regulatory approval" and that Season will "find it difficult, if not impossible, to secure regulatory approval." AIG complaint, dated February 5, 1998, at P. P. 24, 25 (copy attached hereto as Exhibit B). Not only are these statements belied by the facts that Cendant has already been approved by the insurance departments of New York and Colorado to own and operate insurance companies and has been approved to participate in other highly regulated industries, but they also make clear that AIG considers regulatory approval of its Form A an essential (if not the essential) element of its effort to gain shareholder support for its proposed merger with American Bankers. In light of this conduct, AIG's characterization of the Department's action on its Form A as inconsequential to the ultimate success or failure of its and Season's bids for American Bankers comes with particular ill grace.

                  AIG's public proclamations of the importance of obtaining regulatory approvals only serve to highlight precisely what Season has already demonstrated that approval of AIG's Form A would give AIG a substantial advantage in the marketplace while placing Season at a corresponding and immediate disadvantage. Given AIG's conduct to date, it is a virtual certainty that it would attempt to use any


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approval of its Form A to convince American Bankers' shareholders that its offer for American Bankers is somehow superior to Season's. If the Department approves AIG's Form A, Season and American Bankers' shareholders and policyholders will suffer immediate harm.

                  The cases upon which AIG relies are not to the contrary. For example, in Village Park Mobile Home Ass'n v. Department of Business Regulation, 506 S0.2d 426, 428, 430 (1st DCA 1987), the court held that the petitioners could not be harmed by approval of a mobile park owner's prospectus because, by statute, the prospectus was merely a disclosure document, approval of which would not prevent the petitioners from enforcing any of their substantive rights under the Florida Mobile Home Act. In contrast, Season will immediately be injured by any action by the Department on AIG's requests for approval to exercise the 19.9% option and to acquire control of American Bankers. Moreover, Season has no opportunity to protect against this injury except through participation in proceedings on the AIG Form A.

                  The Village Park court further held that the petitioners' allegation of a potential decline in the marketability of their mobile homes was too speculative to grant standing in the absence of evidence that any mobile homes had been offered for sale. Id. at 430. Here, however, Season and AIG are both current bidders for American Bankers, and AIG itself has emphasized that exercise of the lock up option


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and receipt of regulatory approval are both crucial aspects of this contest.
Finally, the Village Park court based its decision on the fact that the Mobile Home Act "contemplated exclusive participation in the prospectus review process by park owners." Id. The statute under which Season seeks intervention, however, contemplates precisely the opposite. Section 628.461(5)(a), Florida Statutes, expressly permits participation in Form A proceedings of any "substantially affected party," not merely the applicant itself.(1)




--------
        (1) AIG's reliance on AmeriSteel Corp. v. Clark, 691 So.2d 473 (Fla.
1997), is equally unavailing. AmeriSteel sought to intervene in a proceeding before the Public Service Commission for approval of a territorial agreement between two electric companies that would have resulted in no change to AmeriSteel's service. Because AmeriSteel's "corporate interests [would] remain completely unaffected" by the Commission's action, the court held that AmeriSteel lacked standing to intervene. Id. at 478. So too with International Jai-Alai Players Ass'n v. Florida Pari-Mutual Commission, 561 So.2d 1224 (3rd DCA 1990), where an association of jai-alai players sought to intervene in an application by fronton owners to change playing dates, alleging that the change might somehow affect a labor dispute between the association and the fronton owners. The court held that this vague allegation of potential future injury was too remote to support standing. Id. at 1225-26. Here, Season's interests will be immediately affected, and injured, if the Department approves AIG's request to exercise the 19.9% option and if the Department approves AIG's application to acquire American Bankers. Thus, this situation is readily distinguishable from those presented to the courts in AmeriSteel and International Jai-Alai Players..



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         B.       SEASON'S SUBSTANTIAL INTERESTS ARE PROTECTED BY THE STATUTES
                  GOVERNING FORM A PROCEEDINGS

                  1. SEASON HAS EXPRESS STATUTORY STANDING TO INTERVENE AS A SHAREHOLDER OF AMERICAN BANKERS

                  Section 628.461(3), Florida Statutes, requires the Department to determine the "character, experience, ability and other qualifications" of AIG and its controlling persons "for the protection of the policyholders and shareholders of [American Bankers] and the public." (emphasis added) AIG states that the Department should ignore this unambiguous legislative mandate to protect Season's interests as a shareholder, advancing the tepid argument that this directive is "an oversight" because the Florida Legislature simply forgot to remove the word "share holders" from Section 628.461 when amending that statute in 1985. The Legislature has, however, amended Section 628.461 ten times since 1985, and each time it elected to leave undisturbed the requirement that the Department consider the interests of a domestic insurer's shareholders when reviewing a Form A application. Had the Legislature merely committed "an oversight" in 1985, it would have rectified its error in the ensuing thirteen years. It did not, and the Department must give effect to the law as it stands, notwithstanding AIG's desperate attempt to rewrite the statute.(2)


--------
                  (2) AIG's reliance on The News Corporation Limited v. Gunter, Slip. Op. No. 84-3278-WS (N.D. Fla. Aug. 3, 1984), does not advance its position. As AIG admits, the Legislature was well aware of the import of that case when it amended Section 628.461 in 1985, and when it amended the statute ten times thereafter. The Legislature took the action it saw fit in response to that case. In so doing, it deter mined that it was appropriate to require the Department to consider the interests of shareholders when reviewing Form A applications, and it thereby further determined that shareholders have standing to intervene in proceedings on these applications.


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                  It is axiomatic that the plain language of a statute must be followed. State of Florida v. Marks, 698 So.2d 533, 540 (Fla. 1997) ("Where the language of a statute is clear and unambiguous . . . the language should be given effect without resort to extrinsic guides to construction."); In re McCollam, 612 So.2d 572, 573 (Fla. 1993); Robinson v. Sterling Door & Window Co., Inc., 698 So.2d 570, 571 (1st DCA 1997). The Department is not free to disregard its statutory mandate and, as AIG asks it to do, instead legislate changes to this mandate. Department of Transportation v. Pan American Constr. Co., 338 So.2d 1291, 1293-94 (1st DCA 1976).

                  2. SEASON HAS STANDING TO INTERVENE AS A COMPETING ACQUIRER

                  AIG also challenges Season's standing as a competing acquirer, while at the same time conceding that the Department's action on the AIG Form A will injure Season. AIG acknowledges that Season will suffer harm if AIG's proposed merger succeeds, but advances the argument that the threatened injury is economic and thus insufficient to confer standing, and that this economic injury is not protected by the Florida change of control statutes. AIG is wrong on both counts. Economic


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injury suffered by a competitor has been held by the Florida courts to be sufficient to confer standing on a party to intervene in administrative proceedings. In Charter Medical-Southeast, Inc. v. Department of Health and Rehabilitative Services, 495 So.2d 759, 764 (1st DCA 1986), the court held that a proposed intervenor's potential $1.6 million loss as a result of the department's action was, in and of itself, sufficient injury to give it standing. Significantly, the court declared that a case relied upon by AIG, North Ridge General Hospital v. NME Hospitals, Inc., 478 So.2d 1138 (1st DCA
1985), is not to the contrary because the petitioner in North Ridge, unlike the petitioner in Charter (and unlike Season here), was not an affected person as defined by statute. Id. at 764 n.6.

                  Season's interests as a competing acquirer, notwithstanding AIG's contrary and unsupported musings, are indeed protected by statute.
Section 628.461(9) clearly states that the Department's approval of a Form A application is not to serve as a recommendation of an acquisition. Although AIG seeks to characterize this section as merely a penal provision, its manifest intent is to prevent the Department from favoring one applicant over another. If the Department here acts on AIG's Form A without the participation of Season in the proceedings and without simultaneous consideration of Season's application, the Department will de facto recommend AIG's proposed acquisition over Season by giving AIG an advantage in the marketplace. Indeed, AIG has demonstrated its intent to characterize any


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Departmental approval of its application as a recommendation of its offer by publicly trumpeting its conclusion that it is a vastly superior candidate than Season to acquire American Bankers, and that it expects to receive only pro forma review by regulators whereas it believes that Season will be subjected to rigorous and skeptical review. AIG further predicts that Season may ultimately not secure regulatory approval. The only manner in which the Department can prevent AIG from continuing and intensifying this campaign is to place AIG and Season on equal footing by permitting Season to participate in AIG's Form A Proceedings and by hearing and deciding both applications simultaneously. Because any other result will cause injury to Season of the very nature that
Section 628.461(9) seeks to preclude, Season has standing. See Fairbanks, Inc.
v. Department of Transportation, 635 So.2d 58, 59 (1st DCA 1994) (where requested department action would contravene legislative purpose, party who would be injured thereby had standing to intervene).

                 CONSOLIDATION AND A HEARING SHOULD BE ORDERED

        A. THE DEPARTMENT HAS STATUTORY AUTHORITY TO CONSOLIDATE THE AIG
           AND SEASON FORM A PROCEEDINGS, AND SHOULD DEFER ANY HEARING
           UNTIL SUCH TIME AS THE RESULTS OF AMERICAN BANKERS' SHAREHOLDERS' VOTE ON THE AIG MERGER ARE KNOWN

                  Significantly, AIG does not claim that it would be prejudiced by consolidation. Instead, it argues that the Department has no power to consolidate these proceedings. AIG's assertion that "there is no statutory, rule or case authority


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for consolidation" of the AIG Form A proceedings with Season's Form A proceed-
ings is incorrect, and AIG's attempt to convince the Department to adopt a rule requiring common issues of law and fact before consolidating proceedings is simply wrong. Florida's Administrative Procedure Act does in fact provide for the Department to consolidate these proceedings.

            Section 120.54(10), Florida Statutes (1995), states that the appropriate model rules shall be the rules of procedure for each agency subject to this act to the extent that each agency does not adopt a specific rule of procedure covering the subject matter . . .(3) (emphasis added)

Because the Department does not have its own rule on consolidation, Season's request is governed by Model Rule 28-5.106, which states that the Department may consolidate matters "which involve similar issues of law or fact" if it appears that consolidation would promote the just, speedy, and inexpensive resolution of the proceedings and would not unduly prejudice the rights of a party. (emphasis added) Thus the rule does not require, as AIG has suggested, that the agency must determine

--------

       (3) In 1996, this section was superseded by Section 120.54(5), Florida Statutes (1997), which authorized the creation of Uniform Rules of Procedure to replace the Model Rules. Agencies have until July 1, 1998 to comply with the Uniform Rules. The list of those agencies now complying with the Uniform Rules published by the Secretary of State in the Florida Administrative Weekly does not presently include the Department. If, however, the Department has begun to follow the Uniform Rules the result here is the same, as Uniform Rule 28-106.108 is substantially identical to Model Rule 28-5.106.


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that there are common issues of both law and fact before consolidating proceedings. Instead, the Department must only find similar legal or factual issues and that consolidation would promote justice, efficiency and reduction of expense.

                  The AIG and Season Form A applications raise numerous similar factual and legal issues. By way of example, and without limitation, under
Section 628.461(7) the Department must consider in reviewing both the AIG and Season Form A applications:

                  (1) the impact of the proposed acquisitions on American Bankers' corporate structure and financial strength;

                  (2) the impact of the proposed acquisitions on American Bankers' policyholders and the public;

                  (3) the impact of the proposed acquisitions on the Florida insurance market; and

                  (4) the impact of any proposed changes to the management and control of American Bankers.

It would be inappropriate and an inefficient use of the Department's resources to perform each of these analyses twice, in separate proceedings, particularly since consideration of one application before the other would have the effect of favoring one applicant over another.

                  Moreover, this consolidated hearing should not be held until after the results of the vote of American Bankers' shareholders (scheduled on March 4 and 6,


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1998 for preferred and common shareholders, respectively) are known.
Shareholder disapproval of the AIG/American Bankers merger - a result that is not unlikely given that AIG offers American Bankers' shareholders $500 million less than does Season - would effectively moot AIG's request for approval to acquire American Bankers. In such an event, it would be a waste of the Department's resources, as well as those of all who will participate in a hearing on AIG's Form A Application, to have conducted the hearing. On the other hand, there exist no compelling reasons to conduct a hearing before the results of the shareholder vote are known. Receipt of regulatory approval by AIG is not required before American Bankers' shareholders vote on the merger proposal. Moreover, the absence of regulatory approval at the time of the shareholder vote will not have any impact upon AIG's ultimate success or failure in its attempt to acquire American Bankers. Shareholder and regulatory approval are separate conditions of the merger, each entirely distinct from the other. If the AIG merger is approved by American Bankers' shareholders, AIG will have satisfied one condition to the merger. The Department can then conduct a hearing on AIG's Form A Application to determine if approval should be granted and a further condition of the merger be satisfied. If the AIG merger does not receive shareholder approval, however, the need for a hearing by the Department will be obviated.

                  Where there is a question regarding the legality or propriety of a proposed merger that is subject to a shareholder vote, as Season's lawsuit challenging


                                       18

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the AIG/American Bankers illegal merger agreement establishes there is here, deferral of any adjudicatory hearing on these issues pending the outcome of the shareholder vote is appropriate to avoid the conduct of an unnecessary hearing. See, e.g., D&N Financial Corp. v. RCM Partners Ltd. Partnership, 735 F. Supp. 1242, 1253 (D. Del. 1990) (court permitted vote based upon allegedly misleading proxies to proceed where it could set aside vote if necessary and proxies were found misleading); Equity Group Holdings v. DMG, Inc., 576 F. Supp. 1197, 1205 (S.D. Fla. 1983) (where shareholder vote could result in rejection of challenged merger and thus moot plaintiff's claim for relief, and where relief would be available to plaintiff in the event of shareholder approval, it was appropriate to allow vote to proceed); FMC Corp. v. R.P. Scherer Corp., 545 F. Supp. 318, 322 (D. Del. 1982) (court denied request for injunction against vote based upon allegedly misleading proxies where it could, set aside shareholder vote if it determined, after vote, that proxy materials were misleading); Wetter v. Ceasars World, Inc., 541 F. Supp. 68, 74 (D.N.J. 1982) (same); Bertoglio v. Texas Int'l Co., 472 F. Supp. 1017, 1021-22 (D. Del. 1979) (same); Clairedale Enterprises, Inc. v. C.I. Realty Investors, 423 F. Supp. 261, 264 (S.D.N.Y. 1976) (same).

          B. THE DEPARTMENT SHOULD NOT BE AN ACCESSORY TO INJUSTICE

                  AIG and American Bankers are manipulating this Department's procedures to gain advantage in the marketplace. In response to Season's request to


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level the playing field through consolidation, AIG coyly states that "the field's unevenness was neither the Department's doing nor AIG's doing" and offers the non sequitur that therefore "neutrality is required not only by Florida Administrative law but also by federal law."

                  AIG's true goal here is anything but neutrality. AIG has filed a document with the insurance departments of all six of American Bankers' domiciliary states recklessly impugning Season's financial status, competence to operate an insurer and the integrity of Cendant's President and Chief Executive Officer, Henry R. Silverman.(4) Significantly, AIG has filed this document in its own application proceedings (proceedings from which it is fighting here to exclude Season) rather than Season's, where its allegations are more properly raised but would be subject to cross-examination and refutation by Season.

                  AIG also attempts to misuse both the Department's confidentiality policy and neutral hearing procedure to seize an improper advantage over Season. The Department's policy is to treat each Form A filing on a "confidential" basis.

--------

       (4) This is not the first time AIG has resorted to scurrilous attacks as a weapon in an acquisition context. Recently, in July 1997, the California Department of Insurance investigated AIG for making false statements intended to undermine the rehabilitation of Golden Eagle Insurance Co. after its bid to acquire that company was rejected by a court. The investigation also extended to AIG's business practices in California, which had been the subject of numerous complaints from consumers. See Elizabeth Festa, AIG Becomes New Quackenbush Target, Insurance Accountant, July 21, 1997 (copy attached as Exhibit C).


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This policy of confidentiality has, however, been vitiated by AIG and American
Bankers because American Bankers has, in the merger agreement, contracted to provide AIG with copies of Season's Form A. Although AIG has now agreed to exchange Form A applications with Season, this recent development does not obviate the prejudice already inflicted upon Season through AIG's early access to Season's Form A.

                  AIG and American Bankers have further agreed to use Section 628.461's "neutral" hearing procedures to secure unfair advantage for AIG. The statute, which allows a target company to invoke a proceeding to stop the ninety day clock for approving a Form A, contemplates the exercise of that power by a target company that is acting independently with regard to the proposed takeover. Al though the right to such a proceeding is rarely exercised by an insurer, American Bankers, by contracting in the merger agreement to use its "best efforts" to ensure the success of its merger with AIG, has effectively bound itself to do all it can to derail Season's bid, including by invoking its purported right to a hearing on Season's Form A. Merger Agreement at P. 6.5(b).(5)

--------
         (5) American Bankers has reportedly requested a hearing on Season's Form A application. Leslie Scism and Emily Nelson, AIG Assails Cendant's Reputation In Battle for American Bankers, The Wall Street Journal, February 9, 1998, at p. B5 (copy attached hereto as Exhibit D). This provides a further reason for the Department to consolidate the proceedings here and hold one hearing. As discussed further below, AIG has a contractual agreement with American Bankers that permits it to control American Bankers' conduct in this hearing. It is only fair for the Department to consider AIG's Form A in the same hearing, and to allow Season the same opportunity as AIG has to comment on its competitor's application.

                  Significantly, American Bankers has also agreed that it and AIG shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to [AIG] or the [American Bankers] . . . that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement." (emphasis added)

Merger Agreement at P. 6.5. This language not only gives AIG a contractual right to obtain Season's Form A from American Bankers, but it also effectively allowed AIG to participate in (or, as seems more likely, to demand) the decision by American Bankers to request a hearing on Season's Form A.

                  This suspect agreement is not the first indication that AIG is acting in concert with American Bankers to frustrate those who would make a higher bid for American Bankers. As set out more fully in Season's complaint in the federal court litigation (a copy of which is attached to Season's original petition), the merger agreement also contains an impressive, and improper, array of measures designed to frustrate more attractive bids for American Bankers, including, among many others, the 19.9% lock-up option.

                  The results of American Bankers' contractual obligations are demonstrable here. By demanding a hearing in connection with Season's Form A and (presumably) failing to demand a similar hearing in connection with AIG's Form A, American Bankers is clearly assisting AIG in its attempt to gain a market advantage over Season by seeking to delay approval of Season's Form A. Further, American Bankers has agreed to consult with AIG on any action American Bankers takes with respect to Season's Form A. Simply put, American Bankers has contracted to be AIG's puppet in AIG's attempt to defeat Season's superior bid.

                  In light of its contractual arrangement with American Bankers, AIG's feigned outrage at what it claims to be Season's failure to respect the required "neutrality" in administrative proceedings is transparent. AIG and American Bankers have distorted this principle in order to advance their own ends and to bring harm to Season. Justice requires that their manipulation be brought to a halt, which can only be accomplished through consolidation and simultaneous hearing.

         C.       COMPETING APPLICATIONS WARRANT CONSOLIDATION

                  Consolidation and joint decision where two entities are competing for one mutually exclusive goal is required by Ashbacker Radio v. Federal Communications Commission, 326 U.S. 327 (1945), and its progeny. AIG mistakenly argues that Ashbacker does not apply because the Season and AIG applications are not mutually exclusive (i.e., the department can authorize one or many more applications by one or many purchasers to acquire American Bankers). This simplistic argument blindly misses the point of Ashbacker and ignores the circumstances here. Because AIG has transformed departmental approval into the sine qua non of the race to acquire American Bankers, the approval of either acquirer may well be a de facto mutually exclusive decision by the Department. There is only one American Bankers, and whoever seizes the advantage in the marketplace will likely succeed in acquiring it. Season asks only that the Department not allow AIG to obtain unfair advantage in the marketplace, so that any advantage to Season or AIG will be based solely on the merits of their offers. No substitute is available to a party left behind in the regulatory process. Thus, as AIG concedes, the teaching of Ashbacker and it progeny is that where two bona fide applications for administrative approval are mutually exclusive, the grant of one without a hearing to both, deprives the loser of the hearing to which he is entitled.

HCA Health Services of Florida, Inc. v. Department of Health and Rehabilitative Services, 599 So.2d 211 (Fla. 1st DCA), rev. denied, 613 So.2d 5 (Fla. 1992).

         D.       CONSOLIDATION WILL PROVIDE THE DEPARTMENT WITH ESSENTIAL
                  INFORMATION

                  Consolidation of the AIG and Season proceedings is necessary to provide both the Department and the public with all essential information on the Form A applications. As matters stand now, AIG has the contractual right to restrict

American Bankers' freedom independently to assist regulators in reviewing AIG's filings, assess regulatory requests for information, and provide information to regulators. Currently, American Bankers will not contest information in AIG's filings, nor will it to volunteer information to regulators that might be damaging to AIG, all because it has agreed to use its "best efforts" to promote and consummate its proposed merger with AIG.

                  For example, AIG states in its Texas Form A, under the heading "Future Plans for the Insurer" that "AIG presently intends that the insurer continue its business in the manner currently conducted and with its present management . . . ." Season assumes that a similar representation is made in the AIG's Florida Form A filing. However, as American Bankers well knows, the achievement of future "expense savings" at American Bankers was a key factor in AIG's decision to agree to the AIG/American Bankers merger. AIG reveals in its proxy statement, released on January 30, 1998, that

                  "[i]n June of 1997, Mr. Greenberg [AIG's Chairman and CEO] expressed skepticism concerning a possible . . . business combination with American Bankers because AIG . . . would realize an insufficient rate of return on its investment . . . . Soon thereafter, however, Mr. Greenberg requested . . . a study [of] possible synergies and expense savings. . . .

AIG Proxy Statement at 22.

The proxy statement discusses the search for expense savings at some length.(6)

American Bankers will not contest AIG's Form A on the truth or falsity of AIG's stated plans for operating American Bankers. On the other hand, Season can easily assist the Department in probing this point through consolidated hearings. Thus, to fairly assess this matter, the Department must establish a process that does not allow the American Bankers/AIG "tag team" to misuse the Department's procedures.

                  Consolidation would also take away AIG's information advantage by giving AIG and Season equal access to information as participants in each other's Form A proceedings. Admittedly, even with consolidation, AIG may continue to control American Bankers' participation in the process, but it would be without its current informational and procedural advantage. Consolidation will thus insure true Department neutrality and a level playing field. The Department should not condone AIG's attempts to twist the Department's policies and procedures for AIG's own advantage over American Bankers' shareholders and policyholders.

--------
        (6) "On July 10, 1997 . . . possible synergies and expense savings were discussed with [Howard I. Smith, executive vice-president, CFO and Comptroller of AIG] who requested more detailed information on American Bankers operations." Id. "On July 29, 1997, management of American Bankers presented Mr. Smith with a written analysis regarding possible synergies and expense savings." Id. "Through out August 1997, American Bankers continued to work on refining its analysis of possible . . . expense savings." AIG Proxy Statement at 23.

                  The benefits of consolidation are admitted by AIG. Although AIG insists to the Department that no comparison between AIG and Season is necessary in Departmental proceedings ("each application can and must be assessed on its own merit"), AIG has taken a diametrically opposite position in its submissions to the Florida federal court. There, AIG states:

                  State insurance regulators will have to examine Cendant's insurance experience carefully (and compare it to AIG's) before approving any merger with American Bankers.

AIG complaint, at P. 25. AIG is simply trying to play both sides of the argument to its own advantage.

                  In its complaint, AIG also alleges that the AIG merger "is much further along than Cendant's efforts to obtain approval for its proposed acquisition of American Bankers . . . ." AIG complaint at P. P. 25, 29. AIG knows full well that the Department's confidentiality policy has prevented Season from knowing the details of AIG's Form A proceedings and is thus unable to assess the veracity of this statement. AIG's recent agreement to give Season its Form A is too little, too late. Consolidation would strip AIG of this unfair advantage, which allows AIG to hide behind a cloak of secrecy while striking out at Season.

                  Published reports, however, reveal that AIG's allegation of Department progress is not accurate. The Takeover Stock Report reported on February 3, 1997, the day after Season filed its petition to consolidate, that:

                  AIG initially filed its Form A with the Department on December 31, 1997. As of this posting [February 3, 1998], it is our understanding that the [AIG] Form A is not complete and that a "deficiency letter" has been sent to those parties. (emphasis in original)

(Copy attached hereto as E).

                  AIG is obviously engaged in a public campaign to damage the Season tender offer. AIG has alleged many improprieties concerning Season and its management recklessly and baselessly contending that Season is not fit to run American Bankers. Presumptuously, AIG concludes that Season should have disclosed that it "would find it difficult, if not impossible, to secure regulatory approval" for its proposed acquisition of American Bankers. AIG complaint at P. 25. AIG has not petitioned to intervene in the Season Form A proceedings to properly raise such allegations. Instead, it has made allegations impugning Season's fitness in a letter filed in AIG's own Form A proceedings, thus attempting to shield the allegations from properly being tested by cross-examination and contrary evidence at a hearing on Season's application. As to Season's proceedings, AIG will rely on its puppet, American Bankers, to appear there, and thus hopes to obtain the best of both worlds: a delay of Season's Form A proceedings while facilitating its own. The Department should not allow AIG to play so fast and loose with the rules of fairness. It should consolidate both proceedings so that each bidder can demonstrate to the Department any weaknesses in the other's application. The American Bankers' shareholders and policyholders and the public will benefit from the process.

                          THIS IS A PENDING PROCEEDING

                  AIG's assertion that the present activities of the Department and the parties are not a "proceeding" but rather are only a "free form" exercise is a distinction without basis in fact or law. It still incumbent upon the Department to gain access to all relevant information about AIG's application. Because AIG is attempting to hide or ignore relevant information (such as the impact of the lock up option), Season should be allowed to intervene and assist in the fact finding determination. In the pending federal district court action, AIG has refused to enter into a confidentiality agreement with Season which would allow full disclosure to the Department of all discovery obtained in that litigation. AIG's refusal only begs the question: what is it they trying to hide from this Department, and subsequently, why should Season be barred from shedding light on the subject?

                  A "proceeding" is defined as:

                  An act which is done by authority or direction of the court, agency, or tribunal, express or implied; an act necessary to be done in order to obtain a given end; a prescribed mode of action for carrying into effect a legal right.

Black's Law Dictionary, 5th Ed. (1983). See also Daniels v. Florida Parole & Probation Comm'n, 401 So.2d 1351 (1st Dist, DCA, 1981) (defining "proceeding" under the APA as "any proceeding or legal action which is recognized by law"). This broad definition encompasses the Department's Form A application process and reveals AIG's arguments for what they are -- tautological wordplay.

                  AIG has attempted to rely on a series of cases which stand for the proposition that a party may not intervene during the "free-form, informal process between the time an application is filed and the notice of proposed agency action is issued." Manasota-88, Inc. v. Dept. of Environmental Regulation, 441 So.2d 1109, 1111 (Fla. 1st DCA 1983) (emphasis added). See also Commission on Human Rights v. Bentley, 422 So.2d 964, 966 (Fla. 1st DCA 1982). These cases do not provide any support for AIG because the agencies involved in Manasota and Commission on Human Rights were not poised to render decisions of possible harm to the proposed interveners. The statute at issue in Manasota did not even provide for a hearing.

                  Here, Season has invoked its right to a hearing under Section 628.461(5)(a), Florida Statutes, which defines such hearing as a "proceeding." This hearing, which is mandated by statute, cannot be fairly characterized as a "free form" proceeding, which is "nothing more than [a] necessary or convenient procedure[], unknown to the APA, by which an agency transacts its day-to-day business." Capeletti Brothers, Inc. v. State Department of Transportation, 362 So.2d 346, 348 (Fla. 1st DCA 1978), rev. denied, 368 So.2d 1374 (Fla. 1979).
Moreover, there is no intermediate step in the Department's review of AIG's Form A - and thus no point at which the Department will propose agency action for Season to challenge - before the Department may issue the approval that AIG is hastening to achieve. AIG's illogical interpretation of the case law would hold Season in waiting until damaged by a Department decision. Such a result would not only be at odds with the statutory scheme; it would also be unjust.

                  In addition, even if the Department is now in the process "free-form" agency action, Season must be allowed to participate now to prevent prejudice. As stated in Capeletti Brothers, 362 So.2d at 348:

                  [an] agency's rules must clearly signal when the
                  agency's free form decisional process is completed or
                  at a point when it is appropriate for an affected party to request formal proceedings . . . . In other words, an
                  agency must grant affected parties a clear point of
                  entry, within a specified time after some recognizable event in investigatory or other free form proceedings
                  . . . .

Season asserts that the time for entry is now because delay until after approval of AIG's Form A application will be too late to prevent harm to Season.

                  The interrelated nature of the multiple applications presently before the Department is also telling evidence of their status as proceedings. Season seeks to intervene in and have a hearing conducted on AIG's Form A application; AIG has written to the Department urging close scrutiny of Season's application; American Bankers seeks a hearing on Season's Form A application; and yet AIG claims that the

Department is not yet engaged in a proceeding. All of these requests start proceedings pursuant to Section 628.461. Indeed, scores of pages have already been filed on the issues of intervention and consolidation alone. What are Season, AIG, and American Bankers doing if they are not involved in an ongoing proceeding?

                           SEASON'S FILING IS TIMELY

         A. SEASON'S PETITION CANNOT BE UNTIMELY AS LONG AS THE DEPARTMENT MAINTAINS THE POSITION THAT AIG'S FORM A IS CONFIDENTIAL

                  Season's petition to intervene cannot be deemed untimely because AIG's Form A application has until only recently remained confidential, and at present Season still has not been able to review it. The Department's policy of confidential designation effectively precludes any party from acquiring the necessary information to seek intervention. In order for a petition to comply with Model Rule 28-5.201, as it must, the petition is required to include certain information, such as disputed issues of material fact, that is unavailable in the absence of access to a Form A. Because Season desired to make every possible effort to enforce its rights promptly, it compiled as best it could a short list of some of the issues raised by the public Form A that AIG filed in Texas. In doing so, Season was forced to assume that AIG is telling regulators in Florida the same things it is telling the Texas regulators. Until Season gains access to AIG's Form A (which it is only now being permitted), however, it cannot verify its assumptions or state with any certainty that the list of disputed issues is exhaustive. Under these circumstances, its petition cannot be untimely.

                  AIG cannot charge Season with constructive notice of filing simply because Season knew that AIG would eventually file. As stated in Bell Atlantic Business Systems Services, Inc. v. Florida Dept. of Labor and Emp. Sec., 677 So.2d 989, 992 (1st Dist. DCA 1996):

                  the contention that [one party's] receipt of notice by any means informed it of the posting date, and there fore of the deadline for proving notice of the intent to protest misses the point.

(emphasis added). See also, Prime Orlando Properties, Inc. v. Dept. of Business Regulation, 502 So.2d 456 (1st Dist. DCA 1986). The Bell Atlantic court went on to hold that a statutory point of entry is necessary to set the relevant deadlines. Here too, AIG "misses the point." Season's assumed knowledge or beliefs are not enough to put it on notice of a running clock on its right to intervene.

         B.       SEASON FILED ITS PETITION WITHIN DAYS OF ACTUAL NOTICE

                  Season filed its petition to intervene and its petition to consolidate within 10 days of public notice that AIG had filed Form A application in Florida as required by Section 628.461(5)(a), Florida Statutes. As admitted in AIG's opposition papers, AIG's first public announcement that it had sought agency approval was contained in the January 30, 1998 joint proxy statement filed by AIG and American

Bankers. The joint proxy statement stated that AIG had filed all required petitions before regulatory agencies. Season filed its petition to intervene and consolidate on February 2, 1998, only 3 days later. Season has therefore complied with Section 628.461(5)(a).

         C.       AIG'S INTERPRETATION OF SECTION 628.461(5)(A) IS FLAWED

                  AIG attempts to twist the meaning of notice pursuant to
Section 628.461(5)(a), claiming that the only notice required to start the 10 day period running is that given to "the insurer and controlling company." This reading renders the statutory right of a person whose substantial interests are affected by agency Department action a nullity. How could any substantially affected party ever receive notice if it must only be sent to the insurer to be acquired? Here, the ramifications are even more sinister because both AIG and American Bankers have committed themselves to an unlawful merger and therefore have a vested interest in keeping the details of their proposed transaction from the rest of the world.

                  In addition, AIG attempted to prevent notice to Season by demanding that the Department keep its Form A confidential. Confidential treatment both prevented Season from discovering when AIG actually filed its Form A and prevented any review of its contents. Not only was this a manifest injustice to Season, but it is additional evidence of AIG's manipulation of the Department's procedures for its own gain.

                  When a regulatory agency fails to give proper notice to warn parties whose substantial interests are affected, any subsequent agency action violates due process. See, e.g., Dirt Inc. v. Mobile County Comm'n, 739 F.2d 1562 (11th Cir. 1984) (proper notice reasonably calculated to apprise interested parties is a jurisdictional prerequisite to valid agency action); North Alabama Express Inc. v. United States, 585 F.2d 783 (5th Cir. 1978) (reasonable notice to interested persons that their interests may be affected by administrative action is a requirement of both due process and the Administrative Procedure Act and will invalidate an agency act until cured). Due process simply cannot be satisfied by AIG's providing "notice" solely to American Bankers, its unlawful compatriot, when the interests of so many others, including Season and American Bankers' shareholders and policyholders, hang in the balance.

         D.       THE DEPARTMENT MUST PROVIDE A CLEAR POINT OF ENTRY

                  As set forth in Season's prior submission, an agency must provide a substantially affected person with a clear point of entry into agency proceedings, giving an opportunity to be heard. See, e.g., Capeletti Brothers, 362 So.2d at 348; Florida League of Cities v. Administration Commission, 586 So.2d 397, 413 (Fla. 1st DCA 1991). AIG makes no argument against this proposition, nor can it. Indeed, even if this proceeding is currently in a phase of "free-form" review as AIG claims, and it is not, Capeletti Brothers specifically requires a clear point of entry. As set forth above, Season is substantially affected by AIG's application, but has not yet received an offer to participate from the Department or the other parties. Without that clear point of entry, the Department cannot yet decide AIG's application and Season's petition to intervene is timely.

                               REQUEST FOR RELIEF

                  For the reasons stated herein, and in Season's original petition to intervene and consolidate, Season requests that the Department hold a hearing on AIG's Form A application, order that Season be permitted to intervene in the AIG Form A Proceedings and consolidate and decide simultaneously the AIG Form A proceedings and the Season Form A proceedings.

                                       MAIDA, GALLOWAY & NEAL, P.A.


                                   By: /s/ Thomas J. Maida
                                       -----------------------------------
                                       Thomas J. Maida
                                       Florida Bar No. 275212
                                       300 East Park Avenue
                                       P.O. Box 1819
                                       Tallahassee, Florida  32302

Of counsel:
         Stephen T. Maher
         Shutts & Bowen
         1500 Miami Center
         201 South Biscayne Boulevard
         Miami, Florida  33131

                                                                     Exhibit C

The Insurance Regulator

July 21, 1997


                       AIG Becomes New Quackenbush Target




   The California Department of Insurance has opened an investigation of AIG's business practices, prompted in part by the insurer's alleged role in the Golden Eagle Insurance insolvency proceedings.

   Insurance Commissioner Chuck Quackenbush has targeted AIG for certain alleged false statements that are said to be roiling the producer community, and potentially undermining the rehabilitation of Golden Eagle Insurance Co.

   "The department has been alerted to AIG's attempt to disrupt the economic relations between Golden Eagle and its new owner, Liberty Mutual," the department charged.

   AIG lost to Liberty Mutual a court bid to rehabilitate Golden Eagle May 30. The New York-based company had earlier been declared the winner in a sealed bid auction for workers comp Golden Eagle, a bid conducted by Quackenbush himself. The Department of Insurance had executed a definitive agreement with AIG on details of the rehabilitation plan but AIG is appealing, charging that the department failed to defend its bidding process and its own decision during the court process.

     Consumer complaints about the company's insurance practices and conduct, coupled with the "recent disturbing events in the Golden Eagle rehabilitation" fueled the push for an investigation and a hearing, according to the department.

   Mark Lowder, enforcement chief for the department, said that the business practices under investigation are primarily those of allegedly spreading false statements to third parties. The hearings are going to be held because "We want to get to bottom of it." He shied away from charging AIG with slander.

   "There is a big producer communityo1,200 Golden Eagle employees and several thousand producers that are being caused anxietyand problems," Lowder said. "We see a viable rehabilitation," he said, and AIG is viewed as undermining that process.

   There is as of yet no hearing date or location set and no word on what if any sanctions would be taken against AIG under the charges leveled by the department.

   "It depends on what we substantiate. We have to find out what's going on. We have a lot at stake here," Lowder said.

   The hearing will also review "rising public concern over AIG's insurance practices in California," although it remained unclear what, if anything, beyond the Golden Eagle matter this concern entailed.

   The department has pointed to policyholder complaints: "We have received numerous complaints from consumers about AIG's conduct, stated Joel Laucher, division chief of consumer services for the department.

   The recent legal filings made by AIG appealing the award of Golden Eagle to Liberty Mutual would not be counted as business practices, Lowder said.

   AIG filed a petition for writ of mandate in the California Court of Appeal in San Francisco in its ongoing efforts to overturn the May 30 trial court decision in the rehabilitation of Golden Eagle, it announced July 7. The company also requested that the trial court hearing on the Liberty Mutual contract be postponed until Golden Eagle's policyholders are "told all of the terms of the transaction." This includes, alleges AIG, Quackenbush's "partially secret deal with John Mabee," Golden Eagle's former owner. Mabee's company fell to state regulators in late January in a financial takeover after a public relations, media and actuarial/accounting war that lasted almost half a year.

   Act II of the Golden Eagle media war could very well be starting.

   The California department went on to complain in a second press release last week that the "massive East Coast-based company" had retained a paid legislative lobbying force as well as enlisted trial lawyers in its "derailing" efforts. AIG was also able to convince a state senator to take a bill, S.B. 1042 and insert proposed amendments that it hopes will scuttle the Golden Eagle plan.

   "If passed, this bill would mean policyholders would fall victim to failed insurers," said Dana Spurrier, a department spokesperson. "Policyholders would be delayed payment of their insurance claims as much as 10 years in future conservation proceedings," she explained.

   The department also recounted the results of the department's tug of war with Mabee and a page on why the court awarded the winning bid for Golden Eagle's rehabilitation to Liberty Mutual. AIG's proposal was muddled and the company demanded a guarantee that it would receive at least $1.2 billion in assessments, the department contends. It would offer no guarantees of its own and did not show as great a commitment to keeping Golden Eagle jobs as well as an independent San Diego operation, according to the department.

   AIG characterized the California department's actions as retaliation against the Golden Eagle challenge. The Department of Insurance announced its investigation the day after AIG had filed its objections to the Golden Eagle plan and shortly after AIG had filed an appeal critical of Quackenbush's actions on Golden Eagle. The New York company stated that it would continue to pursue its challenge to the Golden Eagle rehabilitation proceedings, despite the launching of an investigation by the department.

   "The commissioner has lost twice in the judicial branch and is under scrutiny in the legislative branch," stated Florence A. Davis, AIG vice president and general council. On July 8, the California Assembly Insurance Committee heard testimony critical of the department's handling of the Golden Eagle rehabilitation, Davis had noted. And in June the department lost two attempts to remove AIG7 7 from intervening in the case, she stated.

                                                                     Exhibit D

 The Wall Street Journal

  Monday, February 9, 1998


         AIG Assails Cendant's Reputation In Battle for American Bankers
                        By Leslie Scism and Emily Nelson
                   Staff Reporters of The Wall Street Journal

         American International Group Inc., returning fire against Cendant Corp. in a rare takeover battle in the insurance industry, attacked the reputation of its rival in a federal lawsuit and a national newspaper advertisement.

         The offensive sets the stage for a long and unusual fight over American Bankers Insurance Group Inc., a profitable direct marketer of credit-related insurance. Unlike most bidding contests in other industries, AIG's move attempts to shift the battlefield, at least for now, away from price to the state regulatory process that governs the sale of any insurance company.

         Under state insurance laws, regulators are required to put the interests of policyholders ahead of those of shareholders in approving ownership changes. Toward that end, AIG's counterattack minimized references to the 23% gap that separates its $47-a-share, or $2.2 billion, cash-and-stock bid from Cendant's $58-a-share, or $2.7 billion, cash-and-stock tender offer.

           Instead, in its civil lawsuit filed in U.S. District Court in Miami, AIG, one of the world's financially strongest and most profitable insurers, accuses Cendant, a marketing juggernaut whose brand names include Avis rental cars, Ramada hotels and Century 21 real-estate brokerages, of a "campaign of misinformation" about Cendant's financial strength and ability to operate companies. The misinformation, AIG maintains, masks the "difficult, if not impossible," task Cendant faces in winning prompt regulatory approvals. AIG contends that the false statements violate federal securities law regarding solicitation of shareholder votes.

         Cendant, which has sued AIG in the same court also alleging misrepresentations in connection with American Bankers, responded in a lengthy press release that AIG's lawsuit is baseless and that the advertisement is full of "canards" to distract investors from the price differential. Cendant also disputed that it is handicapped in the regulatory process.

         While many Wall Street analysts believe that AIG ultimately will have to raise its bid, its campaign to discredit Cendant clearly complicates its rival's effort. Indeed, AIG's lawsuit personally attacks Cendant's president and chief executive officer, Henry R. Silverman, whose acquisition-built HFS Inc. merged with CUC International Inc. to form Cendant this past December. The attacks primarily relate to Mr. Silverman's involvement with leveraged buyouts in the 1980s.

         AIG's lawsuit and full-page advertisement, which ran Friday in The Wall Street Journal and is scheduled to run this week in Miami newspapers, maintain that Cendant, of Stamford, Conn., and Parsippany, N.J., has a highly leveraged balance sheet, few tangible assets and no experience running insurance companies. Yet, the lawsuit states, Cendant falsely claims that it is on "equal footing" with the New York financial-services giant in the process to gain regulatory approval to acquire Miami- based American Bankers. The suit seeks a court order barring Cendant from such statements, among other things.

          Cendant's Mr. Silverman said in an interview Friday that he "wouldn't even dignify" the personal elements of the lawsuit with a response. Calling the lawsuit and advertisement "a smoke screen," he said, "It's clear that AIG wants to intimidate, or browbeat, everyone into thinking their offer is superior, even though it's $11 less than ours." He added, "If [AIG Chairman Maurice R.] Greenberg wants the company, he's going to have to pay up."

     Mr. Greenberg, however, said in an interview Saturday that talk of bumping up his offer, which he considers fair, is premature until the regulatory issues are resolved. "We'll fight one battle at a time," he said, adding: "We'll do whatever we have to do to make sure the issues are clear" to regulators.

         For its part, American Bankers said in a news release that its directors would make "no recommendation at this time" about Cendant's offer because the board "has been unable to assess several aspects of the offer." These include Cendant's "relatively high level of leverage," business plans and ability to provide capital to help American Bankers expand.

         The directors are stymied by a provision in American Bankers' pact with AIG barring it from talking to other suitors at this point. But in a move that indicates the key role regulators will play, American Bankers said that on Friday it asked the Florida Insurance Department, its lead regulator, to schedule a public hearing to review Cendant's proposal. There, regulators could seek the information that American Bankers can't ask Cendant directly-a hearing at which AIG would be expected to present its case against Cendant.

          Insurance regulators said it is too early to discuss what role they will play in resolving the matter. The Florida regulators recently notified AIG that more information was needed on its Dec. 31 application to acquire American Bankers, while Cendant's application was received just last week.

       At issue in Florida and a handful of other states where American Bankers has subsidiaries are laws that allow insurance commissioners to reject ownership changes in cases in which the financial condition or competence of the acquiring party might harm policyholders.

         "This thing is going to be looked at like no other deal has been looked at before by insurance regulators," said Kenneth Zuckerberg, an insurance analyst with Moody's Investors Service. "There exists a very strong case that American Bankers would be a stronger and more focused company under AIG ownership than under Cendant's, and AIG will certainly leverage its position as an insurance organization rated triple-A," the highest possible, to encourage regulators to see it its way.

          Wall Street analysts generally agree with AIG that Cendant's balance sheet is laden with so-called goodwill from acquisitions that delivered it brand names rather than tangible assets. But Chris Feiss, an analyst with BT Alex. Brown Inc., disputed that Cendant is "highly" leveraged, noting that its 20% debt-to-total-capitalization ratio exists amid ample cash flow. Cendant notes that its debt carries single-A investment-grade ratings.

                                                                     Exhibit E


                                   TAKEOVER
                                 STOCK REPORT
                               February 3, 1998


American Bankers Insurance Group, Inc. (ABI)/Cendant (CD)

American Bankers Insurance Group, Inc. (ABI)/American International Group, k Inc. (AIG)

2/3/98, 3:25 p.m. - In light of CD's recent motions with the Florida Department of Insurance, we want to point out some language from the Florida DOI regulations. The most relevant section -- section 628.461(5)(a)--provides as follows:

"The acquisition of voting securities shall be deemed approved unless the department disapproves the proposed acquisition within 90 days after the statement required by subsection (1) has been filed. The department may on its own initiate, or if requested to do so in writing by a substantially affected party shall conduct, a proceeding to consider the appropriateness of the proposed filing. The 90-day time period shall be tolled during the pendency of the proceeding. Any written request for a proceeding must be filed with the department within 10 days of the date of notice of the filing is given. During the pendency of the proceeding or review period by the department, any person or affiliated person complying with the filing requirements of this section may proceed and take all steps necessary to conclude the acquisition so long as the acquisition becoming final is conditioned upon obtaining departmental approval..."

We want to discuss this in three parts -- first the law, second the facts as we understand them, and third some conclusions and opinions.

First, as a general rule, the regulation is worded such that a Form A application [the acquisition of voting securities] shall be approved unless... (If the DOI chooses to disapprove a Form A it must do so within 90 days of the date the Form A is "filed").

Although the regulation does not state this explicitly, the DOI tells us that an application is deemed "filed" when it is deemed "complete," not necessarily on the date of initial filing. Thus, if the DOI chooses to disapprove a Form A, it must do so within 90 days of the date the Form A is deemed "complete".

Typically, according to the DOI, a Form A is reviewed within 30 days of its filing to determine whether it is complete. If it is not complete, a "deficiency letter" is sent out. If it is complete, the parties submitting the Form A are notified of that, and the application is then put on "notice" as referred to in the regulation.

The regulation makes clear that hearings are discretionary rather than mandatory, unless a "substantially affected party" requests in writing that a "proceeding" be held to consider the filing. If such a party makes such a request in writing, and in time, then a "proceeding" is mandatory ("shall").

While the "proceeding" takes place, the 90-day clock is not running against the DOI. Once the "proceeding" is completed, the 90-day clock (minus any non-"proceeding" days which have already passed) begins to run again.

A "substantially affected party" must make its request in writing within 10 days of the date of "notice" of the filing. (This 10-day deadline does not begin running until the filing is put on "notice," and a filing is not put on "notice" until it is deemed "complete".)

The following is our understanding of the facts at this time:

AIG initially filed its Form A with the Department on December 31, 1997. As of this posting, it's our understanding that the Form A is not complete and that a "deficiency letter" has been sent to those parties. We do not know the date of the deficiency letter.

CD initially filed its Form A on January 27, 1998. As of this posting, it is our understanding that the Form A is also not complete. However, no deficiency letter has been sent out yet; the CD Form A thus appears to be in the initial review period to determine its completeness.

No hearings have yet been scheduled on either Form A.

CD notes in its 14D-1 today that it filed motions with the DOI yesterday (February 2, 1998) seeking (a) to have the two Form A reviews consolidated into one review, with a simultaneous decision from the DOI on the two applications, (b) to intervene in the AIG Form A proceeding, and (c) to request, presumably as a "substantially affected party," a hearing on the AIG Form A application.

Our conclusions and opinions are as follows:

First, CD will be found to be a "substantially affected party." According to a staff lawyer at the DOI, that phrase (in other contexts) has been interpreted very broadly to include virtually anybody who cares about the transaction.

Second, since the AIG Form A is apparently not yet complete and on notice, CD has timely (with 10 days) filed its request for a hearing. Therefore, the DOI must schedule a hearing (a "proceeding" to be exact) on the ABI/AIG Form A.

Third, since neither Form A has yet been deemed complete, the 90-day clock has not yet begun to run against the DOI on either application.

Fourth, Form A applications in Florida routinely generate a "deficiency letter", and its is distinctly possible that CD will receive such a letter in the near future.

Fifth, this appears to be an unprecedented situation for the Florida DOI. At this time, we are unaware of a similar set of circumstances. The staff attorney we spoke to, for example, did not know if there are procedures available to CD to seek the "consolidated" review of Form A applications or the "simultaneous" decision on the applications.

With all of this is mind, it seems too early to predict how these circumstances will play out at the DOI.

2/3/98, 3:25 P.M.- In light of CD's recent motions with the Florida Department of Insurance, we want to point out some language from the Florida DOI regulations. The most relevant section -- section 628.461(5)(a) -- provides as follows:

"The acquisition of voting securities shall be deemed approved unless the department disapproves the proposed acquisition within 90 days after the statement required by subsection (1) has been filed. The department may on its own initiate, or if requested to do so in writing by a substantially affected party shall conduct, a proceeding to consider the appropriateness of the proposed filing. The 90-day time period shall be tolled during the pendency of the proceeding. Any written request for a proceeding must be filed with the department within 10 days of the date of notice of the filing is given. During the pendency of the proceeding or review period by the department, any person or affiliated person complying with the filing requirements of this section may proceed and take all steps necessary to conclude the acquisition so long as the acquisition becoming final is conditioned upon obtaining conclude the acquisition so long as the acquisition becoming final is conditioned upon obtaining department approval..."

We want to discuss this in three parts -- first the law, second the facts as we understand them, and third some conclusions and opinions.

First, as a general rule, the regulation is worded such that a Form A application [the acquisition of voting securities] shall be approved unless... (If the DOI chooses to disapprove a Form A, it must do so within 90 days of the date the Form A is "filed.")

Although, the regulation does not state this explicitly, the DOI tells us that an application is deemed "filed" when it is deemed "complete" not necessarily on the date of initial filing. Thus, if the DOI chooses to disapprove a Form A, it must do so within 90 days of the date the Form A is deemed "complete".

Typically, according to the DOI, a Form A is reviewed within 30 days of its filing to determine whether it is complete. If it is not complete, a "deficiency letter" is sent out. If it is complete, the parties submitting the Form A are notified of that, and the application is then put on "notice" as referred to in the regulation.

The regulation makes clear that hearings are discretionary rather than mandatory, unless a "substantially affected party" requests in writing that a "proceeding" be held to consider the filing. If such a party makes such a request in writing, and in time, then a "proceeding" is mandatory ("shall").

While the "proceeding" takes place, the 90-day clock is not running against the DOI. Once the "proceeding" is completed, the 90-day clock (minus any non-"proceeding" days which have already passed) begins to run again.

A "substantially affected party" must make its request in writing within 10 days of the date of "notice" of the filing. (This 10-day deadline does not begin running until the filing is put on "notice," and a filing is not put on "notice" until it is deemed "complete").

The following is our understanding of the facts at this time:

AIG initially filed its Form A with the Department on December 31, 1997. As of this posting, it's our understanding that the Form A is not complete and that a "deficiency letter" has been sent to those parties. We do not know the date of the deficiency letter.

CD initially filed its Form A on January 27, 1998. As of this posting, it is our understanding that the Form A is also not complete. However, no deficiency letter has been sent out yet; the CD Form A thus appears to be in the initial review period to determine its completeness.

No hearing have yet been scheduled on either Form A.

CD notes in its 14D-1 today that it filed motions with the DOI yesterday (February 2, 1998) seeking (a) to have the two Form A reviews consolidated into one review, with a simultaneous decision from the DOI on the two applications, (b) to intervene in the AIG Form A proceeding, and (c) to request presumably as a "substantially affected party," a hearing on the AIG Form A application.

Our conclusions and opinions are as follows:

First, CD will be found to be a "substantially affected party." According to a staff lawyer at the DOI, that phrase (in other contexts) has been interpreted very broadly to include virtually anybody who cares about the transaction.

Second, since the AIG Form A is apparently not yet complete and on notice, CD has timely (with 10-days) filed its request for a hearing. Therefore, the DOI must schedule a hearing (a "proceeding" to be exact) on the ABI/AIG Form A.

Third, since neither Form A has yet been deemed complete, the 90-day clock has not yet begun to run against the DOI on either application.

Fourth, Form A applications in Florida routinely generate a "deficiency letter," and its distinctly possible that CD will receive such a letter in the near future.

Fifth, this appears to be an unprecedented situation for the Florida DOI. At this time, we are unaware of a similar set of circumstances. The staff attorney we spoke to, for example, did not know if there are procedures available to CD to seek the "consolidated" review of Form A applications of the "simultaneous" decision on the applications.

With all of this in mind, it seems too early to predict how these circumstances will play out at the DOI.

COAST SAVINGS FINANCIAL INC. (CSA)/H.F. ABMANSON & CO. (AHM)

2/3/98, 2:25 A.M. -- As of this posting, the companies are still waiting for the approval of the Office of Thrift Supervision. The OTS approval is the only outstanding regulatory approval. Next Thursday, February 12, 1998, is the CSA shareholder meeting to vote on the transaction. The companies remain optimistic that he OTS approval will be received in time to allow for a "mid-February" closing. (They plan to close the deal promptly after the final hurdles is cleared, whether that final hurdle is the shareholder vote or the OTS approval.) As we have noted in some past reports, there is not deadline for action by the OTS. However, we do expect the OTS to approve the application, as the companies predict, by mid-February, 1998.

BGS SYSTEMS (BGSS)/BMC SOFTWARE, INC. (BMCS)

2/3/98, 1:40 P.M. - BGSS, in its 10-K does cite BMCS as one of its competitors. BGSS also cites Computer Associate, Digital Equipment, Compware, Candle, Hewlette-Packard, Landmark Systems, and IBM. Also in their web-based Acquisition Q&A, the companies state that "The products are very complementary. Some technology pieces overlap -- primarily collectors and agents. We will work together to develop an integration plan which utilizes the best technologies from both companies." Interestingly, that same Q&A session also notes that, BEST/1 [the BGSS core product] does not have direct competition across all the functionality it provides. BGS is recognized as a leader and unique in their performance modeling capabilities. Other companies that compete in the performance monitoring and analysis market are Candle, Boole & Babbage and Landmark." Finally, as PC Week notes, "The two vendors have a lot in common. For example, they share a history as mainframe management software providers who moved into the client serve space. They also have very similar direct sales distribution models."

There is clearly some marginal overlap in the companies' product lines, but we still expect no significant antitrust scrutiny. Although the language used to describe these products is somewhat confusing, all industry people seem to agree that this is an effort to integrate the BGSS niche into the broader-based BMCS mainframe management software portfolio. Other than the generic reference to BMCS as a competitor in the BGSS 10-K, we have not seen any indications that their products directly compete in a meaningful way. We remain comfortable with the project time line for completion in the normal 60 to 90 days.

SAFETY-KLEEN CORP.(SK)/LAIDLAW ENVIRONMENTAL SERVICES, INC.(LLE)

2/3/98, 12:30 P.M. - According to the Judge's office in U.S. District Court in Illinois, the hearing in this matter will continue at 2:00 p.m. CST today. It is expected to be completed today or tomorrow. The Judge is expect to issue a ruling tomorrow.

FIRSTBANK OF ILLINOIS CO.(FBIC)/MERCANTILE BANCORPORATION (MTL)

2/3/98, 12:00 NOON - According to MTL, it will need to divest all of FBIC's Missouri deposits in order